[New Peoples Bankshares, Inc. Letterhead]

July 3, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Erin Purnell, Esq.

Re:	New Peoples Bankshares, Inc.

Registration Statement on Form S-1 (File No. 333-180456)

Dear Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, New Peoples Bankshares, Inc., a Virginia corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-180456) to 10:00 a.m., Eastern Time, on Friday, July 6, 2012, or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (273) 873-6288 or Scott H. Richter of LeClairRyan, A Professional Corporation, at (804) 343-4079 if you have any questions.

Very truly yours,

/s/ C. Todd Asbury
C. Todd Asbury
Executive Vice President and Chief Financial Officer
New Peoples Bankshares, Inc.

cc:	Scott H. Richter, Esq.